SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

European Embedded Value (EEV) Basis Results

POST-TAX OPERATING PROFIT BASED ON LONGER-TERM INVESTMENT RETURNS

		2017 £m	2016 £m
	Note		note (iii)
Asia operations
New business	3	2,368	2,030
Business in force	4	1,337	1,044
Long-term business		3,705	3,074
Asset management		155	125
Total		3,860	3,199

US operations
New business	3	906	790
Business in force	4	1,237	1,181
Long-term business		2,143	1,971
Asset management		7	(3)
Total		2,150	1,968

UK and Europe operations
New business	3	342	268
Business in force	4	673	375
Long-term business		1,015	643
General insurance commission		13	23
Total insurance operations		1,028	666
Asset management		403	341
Total		1,431	1,007

Other income and expenditurenote (i)		(746)	(682)
Restructuring costsnote (ii)		(97)	(32)
Interest received from tax settlement		-	37
Operating profit based on longer-term investment returns		6,598	5,497

Analysed as profit (loss) from:
New business	3	3,616	3,088
Business in force	4	3,247	2,600
Long-term business		6,863	5,688
Asset management and general insurance commission		578	486
Other results		(843)	(677)
		6,598	5,497

Notes
(i)     EEV basis other income and expenditure represents the post-tax IFRS basis results for other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital) less the unwind of expected margins on the internal management of the assets of the covered business (as explained in note
         14(a)(vii)).
(ii)    Restructuring costs comprise the post-tax charge recognised on an IFRS basis and the additional amount recognised on an EEV basis for the shareholders' share incurred by the PAC with-profits fund. The costs are primarily incurred in UK and Europe and Asia and represent business transformation and integration costs.
(iii)   The comparative results have been prepared using previously reported average exchange rates for the year. The 2016 comparative results have been re-presented from those previously published following the reassessment of the Group's operating segments as described in note B1.3 of the IFRS financial statements. This approach has been adopted consistently throughout this supplementary information.

POST-TAX SUMMARISED CONSOLIDATED INCOME STATEMENT

	Note	2017 £m	2016 £m
Asia operations		3,860	3,199
US operations		2,150	1,968
UK and Europe operations		1,431	1,007
Other income and expenditure		(746)	(682)
Restructuring costs		(97)	(32)
Interest received from tax settlement		-	37
Operating profit based on longer-term investment returns		6,598	5,497
Short-term fluctuations in investment returns	5	2,111	(507)
Effect of changes in economic assumptions	6	(102)	(60)
Mark to market value movements on core structural borrowings		(326)	(4)
Impact of US tax reform	7	390	-
Profit (loss) attaching to disposal of businesses	17	80	(410)
Total non-operating profit (loss)		2,153	(981)
Profit for the year		8,751	4,516

Attributable to:
Equity holders of the Company		8,750	4,516
Non-controlling interests		1	-
		8,751	4,516

Basic earnings per share

		2017	2016
Based on post-tax operating profit including longer-term investment returns after non-controlling interests (in pence)		257.0p	214.7p
Based on post-tax profit attributable to equity holders of the Company (in pence)		340.9p	176.4p
Weighted average number of shares (millions)		2,567	2,560
MOVEMENT IN SHAREHOLDERS' EQUITY

	Note	2017 £m	2016 £m
Profit for the year attributable to equity holders of the Company		8,750	4,516
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges		(2,045)	4,211
External dividends		(1,159)	(1,267)
Mark to market value movements on Jackson assets backing surplus and required capital		40	(11)
Other reserve movements		144	(367)
Net increase in shareholders' equity	9	5,730	7,082
Shareholders' equity at beginning of year	9	38,968	31,886
Shareholders' equity at end of year	9	44,698	38,968

31 Dec 2017 £m	31 Dec 2016 £m
Comprising:	Long-term business operations	Asset management and other operations	Group total	Long-term business operations	Asset management and other operations	Group total
Asia operations	21,191	401	21,592	18,717	383	19,100
US operations	13,257	235	13,492	11,805	204	12,009
UK and Europe operations	11,713	1,914	13,627	10,320	1,845	12,165
Other operations	-	(4,013)	(4,013)	-	(4,306)	(4,306)
Shareholders' equity at end of year	46,161	(1,463)	44,698	40,842	(1,874)	38,968

Representing:
Net assets attributable to equity holders of the Company
excluding acquired goodwill, holding company net
borrowings and non-controlling interests	45,917	1,562	47,479	40,597	948	41,545
Acquired goodwill	244	1,214	1,458	245	1,230	1,475
Holding company net borrowings at market valuenote 8	-	(4,239)	(4,239)	-	(4,052)	(4,052)
46,161	(1,463)	44,698	40,842	(1,874)	38,968
SUMMARY STATEMENT OF FINANCIAL POSITION

Note	31 Dec 2017 £m	31 Dec 2016 £m
Total assets less liabilities, before deduction for insurance funds*	434,608	407,928
Less insurance funds:
Policyholder liabilities (net of reinsurers' share) and unallocated surplus
of with-profits funds	(418,521)	(393,262)
Less shareholders' accrued interest in the long-term business	9	28,611	24,302
(389,910)	(368,960)
Total net assets attributable to equity holders of the Company	9	44,698	38,968

Share capital	129	129
Share premium	1,948	1,927
IFRS basis shareholders' reserves	14,010	12,610
Total IFRS basis shareholders' equity	9	16,087	14,666
Additional EEV basis retained profit	9	28,611	24,302
Total EEV basis shareholders' equity	9	44,698	38,968

*     Including liabilities in respect of insurance products classified as investment contracts under IFRS 4.

Net asset value per share

	31 Dec 2017	31 Dec 2016
Based on EEV basis shareholders' equity of £44,698 million (2016: £38,968 million) (in pence)	1,728p	1,510p
Number of issued shares at year end (millions)	2,587	2,581

Annualised return on embedded value*	17%	17%

*       Annualised return on embedded value is based on EEV post-tax operating profit after non-controlling interests, as a percentage of opening EEV basis shareholders' equity.

NOTES ON THE EEV BASIS RESULTS

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles dated April 2016, issued by the European Insurance CFO Forum. Where appropriate, the EEV basis results include the effects of adoption of EU-endorsed IFRS.

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. The auditors have reported on the 2017 EEV basis results supplement to the Company's statutory accounts for 2017. Their report was (i) unqualified and (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report. Except for the reclassification of results to reflect the reassessment of the Group's operating segments as described in the note in B1.3 of the IFRS financial statements, the 2016 results have been derived from the EEV basis results supplement to the Company's statutory accounts for 2016. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 14.

2  Results analysis by business area

The 2016 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2016 CER comparative results are translated at 2017 average exchange rates.

Annual premium equivalents (APE)note 16

		2017 £m	2016 £m		% change
	Note		AER	CER	AER	CER
Asia		3,805	3,599	3,773	6%	1%
US		1,662	1,561	1,641	6%	1%
UK and Europe		1,491	1,160	1,160	29%	29%
Group total	3	6,958	6,320	6,574	10%	6%

Post-tax operating profit
		2017 £m	2016 £m		% change
	Note		AER	CER	AER	CER
Asia operations
New business	3	2,368	2,030	2,123	17%	12%
Business in force	4	1,337	1,044	1,097	28%	22%
Long-term business		3,705	3,074	3,220	21%	15%
Asset management		155	125	132	24%	17%
Total		3,860	3,199	3,352	21%	15%

US operations
New business	3	906	790	830	15%	9%
Business in force	4	1,237	1,181	1,241	5%	0%
Long-term business		2,143	1,971	2,071	9%	3%
Asset management		7	(3)	(4)	333%	275%
Total		2,150	1,968	2,067	9%	4%

UK and Europe operations
New business	3	342	268	268	28%	28%
Business in force	4	673	375	375	79%	79%
Long-term business		1,015	643	643	58%	58%
General insurance commission		13	23	23	(43)%	(43)%
Total insurance operations		1,028	666	666	54%	54%
Asset management		403	341	341	18%	18%
Total		1,431	1,007	1,007	42%	42%

Other income and expenditure		(746)	(682)	(688)	(9)%	(8)%
Restructuring costs		(97)	(32)	(32)	(203)%	(203)%
Interest received from tax settlement		-	37	37	n/a	n/a
Operating profit based on
longer-term investment returns		6,598	5,497	5,743	20%	15%

Analysed as profit (loss) from:
New business	3	3,616	3,088	3,221	17%	12%
Business in force	4	3,247	2,600	2,713	25%	20%
Total long-term business		6,863	5,688	5,934	21%	16%
Asset management and general insurance
commission		578	486	492	19%	17%
Other results		(843)	(677)	(683)	(25)%	(23)%
		6,598	5,497	5,743	20%	15%
Post-tax profit

		2017 £m	2016 £m		% change
	Note		AER	CER	AER	CER
Operating profit based on longer-term investment returns		6,598	5,497	5,743	20%	15%
Short-term fluctuations in investment returns	5	2,111	(507)	(567)
Effect of changes in economic assumptions	6	(102)	(60)	(54)
Mark to market value movements on core structural borrowings		(326)	(4)	(4)
Impact of US tax reform	7	390	-	-
Profit (loss) attaching to disposal of businesses	17	80	(410)	(445)
Total non-operating profit (loss)		2,153	(981)	(1,070)	319%	301%
Profit for the year		8,751	4,516	4,673	94%	87%

Basic earnings per share
	2017	2016		% change
		AER	CER	AER	CER
Based on post-tax operating profit including
longer-term investment returns after
non-controlling interests (in pence)	257.0p	214.7p	224.3p	20%	15%
Based on post-tax profit attributable to
equity holders of the Company (in pence)	340.9p	176.4p	182.5p	93%	87%

3  Analysis of new business contribution

(i)    Group summary for long-term business operations

	2017
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16
Asianote (ii)	3,805	20,405	2,368	62	11.6
US	1,662	16,622	906	55	5.5
UK and Europe	1,491	13,784	342	23	2.5
Total	6,958	50,811	3,616	52	7.1

	2016
	Annual premium	Present value of new business	New business	New business margin
	equivalents (APE)	premiums (PVNBP)	contribution	APE	PVNBP
	£m	£m	£m	%	%
	note 16	note 16
Asianote (ii)	3,599	19,271	2,030	56	10.5
US	1,561	15,608	790	51	5.1
UK and Europe	1,160	10,513	268	23	2.5
Total	6,320	45,392	3,088	49	6.8

Note
After allowing for foreign exchange effects of £133 million, the new business contribution increased by £395 million on a CER basis. This increase is driven by higher sales volumes (a contribution of £188 million), a beneficial effect of changes in long-term interest rates (£48 million) and pricing, product mix and other actions of £159 million. The £159 million impact reflects the beneficial impact of our strategic emphasis on increasing sales from health and protection business in Asia, together with a positive £76 million effect arising in the US for the impact of US tax reform (see note 7).

(ii)  Asia new business contribution by business unit

	2017 £m	2016 £m
		AER	CER
China	133	63	65
Hong Kong	1,535	1,363	1,427
Indonesia	174	175	183
Taiwan	57	31	35
Other	469	398	413
Total Asia	2,368	2,030	2,123

4 Operating profit from business in force

(i)   Group summary for long-term business operations

	2017 £m
	Asia	US	UK and Europe	Group total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	1,007	694	465	2,166
Effect of changes in operating assumptions	241	196	195	632
Experience variances and other items	89	347	13	449
Group total	1,337	1,237	673	3,247

	2016 £m
	Asia	US	UK and Europe	Group total
	note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	866	583	445	1,894
Effect of changes in operating assumptions	54	170	25	249
Experience variances and other items	124	428	(95)	457
Group total	1,044	1,181	375	2,600

Note
The movement in operating profit from business in force of £647 million from £2,600 million for 2016 to £3,247 million for 2017 comprises:

£m
Movement in unwind of discount and other expected returns:
Effects of changes in:
Growth in opening value	251
Interest rates and other economic assumptions	(47)
Foreign exchange	68
272
Movement in effect of changes in operating assumptions, experience variances and other items (including foreign exchange of £45 million)	375
Net movement in operating profit from business in force	647

(ii)  Asia

	2017 £m	2016 £m
Unwind of discount and other expected returnsnote (a)	1,007	866
Effect of changes in operating assumptionsnote (b)	241	54
Experience variances and other itemsnote (c)	89	124
Total	1,337	1,044

Notes
(a)    The £141 million increase in unwind of discount and other expected returns to £1,007 million for 2017 is driven by the growth in the in-force book, with offsetting effects arising from foreign exchange (£38 million) and movements in long-term interest rates and changes in other economic assumptions (£(38) million).
(b)      The effect of changes in operating assumptions of £241 million reflects the net benefit for EEV arising from the annual review of experience, together with the benefit of management actions reflecting our ongoing focus on managing the in-force book for value. It includes a £107 million benefit arising in China from adopting the principles for embedded value reporting under the China Risk Oriented Solvency System (C-ROSS) regime in 2017 (see note 14(a)(v)).
(c)      The £89 million effect of experience variances and other items in 2017 is driven by positive mortality and morbidity experiences in a number of business units, together with positive persistency variances from participating and health and protection products, partially offset by unfavourable persistency variances on unit-linked products. Experience variances also include expense overruns where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

(iii)  US

	2017 £m	2016 £m
Unwind of discount and other expected returnsnote (a)	694	583
Effect of changes in operating assumptionsnote (b)	196	170
Experience variances and other items:
Spread experience variance	71	119
Amortisation of interest-related realised gains and losses	91	88
Othernote (c)	185	221
	347	428
Total	1,237	1,181

Notes
(a)  The £111 million increase in unwind of discount and other expected returns to £694 million for 2017 represents a positive £87 million effect for the growth in the in-force book (after allowing for the benefit of US tax reform) and a net £24 million effect for foreign exchange and interest rate movements.
(b)   The effect of assumption changes of £196 million in 2017 mainly relates to assumption updates for persistency, mortality and policyholder utilisation.
(c)   Other experience variances of £185 million in 2017 include the effects of positive mortality and persistency experience in the period, together with the benefit of tax credits relating to the dividend received deduction for variable annuity business.

(iv)   UK and Europe

	2017 £m	2016 £m
Unwind of discount and other expected returnsnote (a)	465	445
Change in longevity assumptions basisnote (b)	195	-
Reduction in corporate tax rate	-	25
Other itemsnote (c)	13	(95)
Total	673	375

Notes
(a)   The £20 million increase in unwind of discount and other expected returns to £465 million for 2017 is mainly driven by the underlying growth in the in-force book.
(b)   The £195 million relates to changes to annuitant mortality assumptions primarily reflecting the adoption of the Continuous Mortality Investigation 2015 model as the basis for future mortality improvements.
(c)   Other items comprise the following:

	2017 £m	2016 £m
Longevity reinsurance	(6)	(90)
Impact of specific management actions to improve solvency position	127	110
Provision for cost of undertaking past non-advised annuity sales review and potential redressnote (d)	(187)	(145)
Other	79	30
	13	(95)

(d)   In response to the findings of the FCA's Thematic Review of Annuities Sales Practices, the UK business has agreed to review all internally vesting annuities sold without advice after 1 July 2008. The FCA formally released its redress calculation methodology in early 2018 and Prudential reassessed the provision held. Reflecting this, the UK 2017 result includes a £(187) million (post-tax) increase in the provision held for the estimated cost of the review and any appropriate customer redress. The provision held continues to exclude any potential for insurance recoveries. For more information, see note B3 of the IFRS financial statements.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns included in profit for the year arise as follows:

(i)   Group summary

	2017 £m	2016 £m
Asia operationsnote (ii)	887	(100)
US operationsnote (iii)	582	(1,102)
UK and Europe operationsnote (iv)	621	876
Other operations	21	(181)
Group total	2,111	(507)

(ii)   Asia operations
The short-term fluctuations in investment returns for Asia operations comprise:

	2017 £m	2016 £m
Hong Kong	531	(105)
Singapore	126	52
Other	230	(47)
Total	887	(100)

Note
For 2017, the credit of £887 million mainly reflects unrealised gains on bonds driven by the decrease in bond yields across many of the business units (see note 15(i)), together with higher equity returns than assumed for Hong Kong with-profits business and higher investment returns than assumed in Singapore for with-profits and unit-linked businesses.

(iii)  US operations
The short-term fluctuations in investment returns for US operations comprise:

	2017 £m	2016 £m
Investment return related experience on fixed income securitiesnote (a)	(46)	(85)
Investment return related impact due to changed expectation of profits on in-force variable annuity business in future periods based on current year
separate account return, net of related hedging activity and other itemsnote (b)	628	(1,017)
Total	582	(1,102)

Notes
(a)   The net result relating to fixed income securities reflects a number of offsetting items as follows:
-      the impact on portfolio yields of changes in the asset portfolio in the year;
-      the difference between actual realised gains and losses and the amortisation of interest-related realised gains and losses that is recorded within operating profit; and
-      credit experience (versus the longer-term assumption).
(b)   This item reflects the net impact of:
-      changes in projected future fees and future benefit costs arising from the difference between the actual growth in separate account asset values of 17.5 per cent and that assumed of 5.9 per cent for the year (2016: actual growth of 8.9 per cent compared to assumed growth of 6.0 per cent); and
-      related hedging activity arising from realised and unrealised gains and losses on equity-related hedges and interest rate options, and other items.

(iv) UK and Europe operations
The short-term fluctuations in investment returns for UK and Europe operations comprise:

	2017 £m	2016 £m
Insurance operations:
Shareholder-backed annuity businessnote (a)	387	431
With-profits and other businessnote (b)	229	438
Asset management	5	7
Total	621	876

Notes
(a)   Short-term fluctuations in investment returns for shareholder-backed annuity business include:
-      gains on surplus assets compared to the expected long-term rate of return reflecting reductions in corporate bond and gilt yields; and
-      the difference between actual and expected default experience.
(b)   The positive £229 million fluctuation in 2017 for with-profits and other business represents the impact of achieving a 9 per cent pre-tax return on the with-profits fund (including unallocated surplus) compared to the assumed rate of return of 5 per cent for the year (2016: achieved return of 14 per cent compared to assumed rate of 5 per cent), partially offset by the effect of a partial hedge of future shareholder transfers expected to emerge from the UK's with-profits sub-fund entered into to protect future shareholder with-profit transfers from movements in the UK equity market.

6  Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business included in the profit for the year arise as follows:

(i)    Group summary for long-term business operations

	2017 £m	2016 £m
Asianote (ii)	(95)	70
USnote (iii)	(136)	45
UK and Europenote (iv)	129	(175)
Group total	(102)	(60)

(ii)   Asia
The effect of changes in economic assumptions for Asia comprises:

	2017 £m	2016 £m
Hong Kong	(321)	85
Indonesia	81	46
Malaysia	59	(20)
Singapore	131	(60)
Taiwan	(12)	12
Other	(33)	7
Total	(95)	70

Note
The negative effect in 2017 of £(95) million largely arises from movements in long-term interest rates, driven by lower assumed fund earned rates in Hong Kong, partially offset by profits arising from the beneficial impact of valuing future profits at lower discount rates in Indonesia, Malaysia and Singapore (see note 15(i)). In addition, various changes to the basis of setting economic assumptions were made with an overall impact of £5 million (see note 14(a)(viii), note 15(i) and note 15(iv)).

(iii)  US
The effect of changes in economic assumptions for US comprises:

	2017 £m	2016 £m
Variable annuity business	(101)	86
Fixed annuity and other general account business	(35)	(41)
Total	(136)	45

Note
For 2017, the charge of £(136) million mainly reflects the decrease in the assumed separate account return and reinvestment rates, following the 10 basis points decrease in the US 10-year treasury yield in the year, resulting in lower projected fee income and an increase in projected benefit costs for variable annuity business. For fixed annuity and other general account business, the impact reflects the effect on the present value of future projected spread income from the combined movement in interest rates and credit spreads.

(iv)  UK and Europe
The effect of changes in economic assumptions for UK and Europe comprises:

	2017 £m	2016 £m
Shareholder-backed annuity business	28	(113)
With-profits and other business	101	(62)
Total	129	(175)

Note
The credit of £129 million mainly reflects the movement in expected long-term rates of return and risk discount rates as shown in note 15 (iii).

7 Impact of US tax reform

On 22 December 2017, a significant US tax reform package, The Tax Cuts and Jobs Act, was enacted into law effective from 1 January 2018. The tax reform package as a whole, which includes a reduction in the corporate income tax rate from 35 per cent to 21 per cent, and a number of specific measures affecting US life insurers, results in a £390 million benefit in non-operating profit. The positive impact on an EEV basis represents the benefit of future profits being taxed at a lower rate, partially offset by a reduction in the net deferred tax asset held in the balance sheet to reflect remeasurement at the new lower tax rate, together with a reduction in the benefit from the dividend received deduction on taxable profits from variable annuity business.

In accordance with our usual methodology, the new business contribution and unwind of discount and other expected returns are determined by applying operating and economic assumptions as at the end of the year, including the effect of US tax reform. This led to an increase in new business profit of £76 million.

8 Net core structural borrowings of shareholder-financed operations

	31 Dec 2017 £m			31 Dec 2016 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company (including central finance subsidiaries)
cash and short-term investments	(2,264)	-	(2,264)	(2,626)	-	(2,626)
Central funds
Subordinated debt	5,272	515	5,787	5,772	182	5,954
Senior debt	549	167	716	549	175	724
	5,821	682	6,503	6,321	357	6,678
Holding company net borrowings	3,557	682	4,239	3,695	357	4,052
Prudential Capital bank loan	275	-	275	275	-	275
Jackson surplus notes	184	61	245	202	65	267
Group total	4,016	743	4,759	4,172	422	4,594

Note
In October 2017, the Company issued core structural borrowings of US$750 million 4.875 per cent Tier 2 perpetual subordinated notes. The proceeds, net of costs, were £565 million. In December 2017, the Company repaid its US$1,000 million 6.5 per cent Tier 2 perpetual subordinated notes. The movement in IFRS basis core structural borrowings from 2016 to 2017 also includes foreign exchange effects.

9  Reconciliation of movement in shareholders' equity

	2017 £m
	Asia operations	US operations	UK and Europe operations	Other operations	Group total
	note (i)			note (i)	note (iv)
Operating profit (based on longer-term investment returns)
Long-term business:
New businessnote 3	2,368	906	342	-	3,616
Business in forcenote 4	1,337	1,237	673	-	3,247
	3,705	2,143	1,015	-	6,863
Asset management and general insurance commission	155	7	416	-	578
Restructuring costs	(14)	-	(73)	(10)	(97)
Other results	-	-	-	(746)	(746)
Operating profit based on longer-term investment returns	3,846	2,150	1,358	(756)	6,598
Non-operating items	792	917	750	(306)	2,153
	4,638	3,067	2,108	(1,062)	8,751
Non-controlling interests	-	-	-	(1)	(1)
Profit for the year	4,638	3,067	2,108	(1,063)	8,750
Other items taken directly to equity:
Exchange movements on foreign operations and net investment hedges	(1,192)	(1,159)	6	300	(2,045)
Intra-group dividends and investment in operationsnote (ii)	(842)	(466)	(678)	1,986	-
External dividends	-	-	-	(1,159)	(1,159)
Mark to market value movements on Jackson assets backing surplus and required capital	-	40	-	-	40
Other movementsnote (iii)	(111)	1	26	228	144
Net increase in shareholders' equity	2,493	1,483	1,462	292	5,730
Shareholders' equity at beginning of year	18,855	12,009	12,165	(4,061)	38,968
Shareholders' equity at end of year	21,348	13,492	13,627	(3,769)	44,698

Representing:
IFRS basis shareholders' equity:
Net assets (liabilities)	5,620	5,248	7,092	(3,331)	14,629
Goodwill	61	-	1,153	244	1,458
Total IFRS basis shareholders' equity	5,681	5,248	8,245	(3,087)	16,087
Additional retained profit (loss) on an EEV basis	15,667	8,244	5,382	(682)	28,611
EEV basis shareholders' equity	21,348	13,492	13,627	(3,769)	44,698

Balance at beginning of year:
IFRS basis shareholders' equity:
Net assets (liabilities)	5,069	5,392	6,679	(3,949)	13,191
Goodwill	61	16	1,153	245	1,475
Total IFRS basis shareholders' equity	5,130	5,408	7,832	(3,704)	14,666
Additional retained profit (loss) on an EEV basis	13,725	6,601	4,333	(357)	24,302
EEV basis shareholders' equity	18,855	12,009	12,165	(4,061)	38,968

Notes
(i)     Other operations of £(3,769) million represents the shareholders' equity of £(4,013) million as shown in the movement in shareholders' equity and includes goodwill of £244 million (2016: £245 million) related to Asia long-term operations.
(ii)    Intra-group dividends represent dividends that have been declared in the year and investment in operations reflect increases in share capital. The amounts included in note 11 for these items are as per the holding company cash flow at transaction rates. The difference primarily relates to intra-group loans, foreign exchange and other non-cash items.
(iii)   Other movements include reserve movements in respect of the shareholders' share of actuarial gains and losses on defined benefit pension schemes, share capital subscribed, share-based payments and treasury shares and intra-group transfers between operations which have no overall effect on the Group's embedded value.
(iv)   Group total EEV basis shareholders' equity can be further analysed as follows:

	31 Dec 2017 £m				31 Dec 2016 £m
	Total long-term business operations	Asset management and general insurance commission	Other operations	Group total	Total long-term business operations	Asset management and general insurance commission	Other operations	Group total
	note 10
Total IFRS basis shareholders' equity	16,624	2,550	(3,087)	16,087	15,938	2,432	(3,704)	14,666
Additional retained profit (loss) on an EEV basisnote (v)	29,293	-	(682)	28,611	24,659	-	(357)	24,302
Total EEV basis shareholders' equity	45,917	2,550	(3,769)	44,698	40,597	2,432	(4,061)	38,968

(v)   The additional retained loss on an EEV basis for other operations represents the mark to market value adjustment for holding company net borrowings of a cumulative charge of £(682) million (2016: £(357) million), as shown in note 8.

10 Analysis of movement in net worth and value of in-force for long-term business

	2017 £m
	Free surplus	Required capital	Total net worth	Value of in-force business	Total embedded value

Group
Shareholders' equity at beginning of year	5,364	10,296	15,660	24,937	40,597
New business contribution	(913)	700	(213)	3,829	3,616
Existing business - transfer to net worth	3,279	(742)	2,537	(2,537)	-
Expected return on existing businessnote 4	138	201	339	1,827	2,166
Changes in operating assumptions and experience variancesnote 4	635	(117)	518	563	1,081
Restructuring costs	(38)	-	(38)	(10)	(48)
Operating profit based on longer-term investment returns	3,101	42	3,143	3,672	6,815
Sale of Korea life businessnote 17	76	(76)	-	-	-
Other non-operating items	(426)	251	(175)	2,601	2,426
Profit for the year	2,751	217	2,968	6,273	9,241
Exchange movements on foreign operations and net investment hedges	(274)	(248)	(522)	(1,800)	(2,322)
Intra-group dividends and investment in operations	(1,535)	-	(1,535)	-	(1,535)
Other movements	(64)	-	(64)	-	(64)
Shareholders' equity at end of year	6,242	10,265	16,507	29,410	45,917

Asia
New business contribution	(484)	152	(332)	2,700	2,368
Existing business - transfer to net worth	1,275	(146)	1,129	(1,129)	-
Expected return on existing businessnote 4	51	48	99	908	1,007
Changes in operating assumptions and experience variancesnote 4	81	151	232	98	330
Operating profit based on longer-term investment returns	923	205	1,128	2,577	3,705
Sale of Korea life businessnote 17	76	(76)	-	-	-
Other non-operating items	254	137	391	401	792
Profit for the year	1,253	266	1,519	2,978	4,497

US
New business contribution	(254)	304	50	856	906
Existing business - transfer to net worth	1,329	(219)	1,110	(1,110)	-
Expected return on existing businessnote 4	56	53	109	585	694
Changes in operating assumptions and experience variancesnote 4	190	12	202	341	543
Operating profit based on longer-term investment returns	1,321	150	1,471	672	2,143
Non-operating items	(1,247)	(222)	(1,469)	2,358	889
Profit for the year	74	(72)	2	3,030	3,032

UK and Europe
New business contribution	(175)	244	69	273	342
Existing business - transfer to net worth	675	(377)	298	(298)	-
Expected return on existing businessnote 4	31	100	131	334	465
Changes in operating assumptions and experience variancesnote 4	364	(280)	84	124	208
Restructuring costs	(38)	-	(38)	(10)	(48)
Operating profit based on longer-term investment returns	857	(313)	544	423	967
Non-operating items	567	336	903	(158)	745
Profit for the year	1,424	23	1,447	265	1,712

Note
The net value of in-force business comprises the value of future margins from current in-force business less the cost of holding required capital for long-term business as shown below:

	31 Dec 2017 £m				31 Dec 2016 £m
	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
Value of in-force business before
deduction of cost of capital and
time value of guarantees	17,539	10,486	3,648	31,673	15,371	8,584	3,468	27,423
Cost of capital	(588)	(232)	(607)	(1,427)	(477)	(319)	(692)	(1,488)
Cost of time value of guarantees	(186)	(650)	-	(836)	(87)	(911)	-	(998)
Net value of in-force business	16,765	9,604	3,041	29,410	14,807	7,354	2,776	24,937
Total net worth	4,182	3,653	8,672	16,507	3,665	4,451	7,544	15,660
Total embedded valuenote 9(iv)	20,947	13,257	11,713	45,917	18,472	11,805	10,320	40,597

11 Analysis of movement in free surplus

For EEV covered business, free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles. In Asia and US operations, assets deemed to be inadmissible on local regulatory basis are included in net worth where considered fully recognisable on an EEV basis. Free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis post-tax earnings and shareholders' equity, net of goodwill. Free surplus for other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital) is taken to be EEV basis post-tax earnings and shareholders' equity net of goodwill, with subordinated debt recorded as free surplus to the extent that it is classified as available capital under Solvency II.

Free surplus for insurance and asset management operations and Group total free surplus, including other operations, are shown in the tables below.

(i)   Underlying free surplus generated - insurance and asset management operations
The 2016 comparative results are shown below on both actual exchange rates (AER) and constant exchange rates (CER) bases. The 2016 CER comparative results are translated at 2017 average exchange rates.

	2017 £m	2016 £m		% change
		AER	CER	AER	CER
Asia operations
Underlying free surplus generated from in-force life business	1,407	1,210	1,273	16%	11%
Investment in new businessnote (iii)(a)	(484)	(476)	(500)	(2)%	3%
Long-term business	923	734	773	26%	19%
Asset management	155	125	132	24%	17%
Total	1,078	859	905	25%	19%

US operations
Underlying free surplus generated from in-force life business	1,575	1,866	1,961	(16)%	(20)%
Investment in new businessnote (iii)(a)	(254)	(298)	(313)	15%	19%
Long-term business	1,321	1,568	1,648	(16)%	(20)%
Asset management	7	(3)	(4)	333%	275%
Total	1,328	1,565	1,644	(15)%	(19)%

UK and Europe operations
Underlying free surplus generated from in-force life business	1,070	923	923	16%	16%
Investment in new businessnote (iii)(a)	(175)	(129)	(129)	(36)%	(36)%
Long-term business	895	794	794	13%	13%
General insurance commission	13	23	23	(43)%	(43)%
Asset management	403	341	341	18%	18%
Total	1,311	1,158	1,158	13%	13%

Underlying free surplus generated from insurance and asset management operations before restructuring costs	3,717	3,582	3,707	4%	0%
Restructuring costs	(77)	(16)	(16)	(381)%	(381)%
Underlying free surplus generated from insurance and asset management operations	3,640	3,566	3,691	2%	(1)%

Representing:
Long-term business:
Expected in-force cash flows (including expected return on net assets)	3,417	3,159	3,278	8%	4%
Effects of changes in operating assumptions, operating experience variances and other items before restructuring costs	635	840	879	(24)%	(28)%
Underlying free surplus generated from in-force life business before restructuring costs	4,052	3,999	4,157	1%	(3)%
Investment in new businessnote (iii)(a)	(913)	(903)	(942)	(1)%	3%
Total long-term business	3,139	3,096	3,215	1%	(2)%
Asset management and general insurance commission	578	486	492	19%	17%
Restructuring costs	(77)	(16)	(16)	(381)%	(381)%
	3,640	3,566	3,691	2%	(1)%

(ii)   Underlying free surplus generated - Group total

	2017 £m	2016 £m		% change
		AER	CER	AER	CER
Underlying free surplus generated from insurance and asset management operationsnote (i)	3,640	3,566	3,691	2%	(1)%
Other income and expenditure	(756)	(681)	(687)	(11)%	(10)%
Interest received from tax settlement	-	37	37	n/a	n/a
Group total	2,884	2,922	3,041	(1)%	(5)%

(iii)  Movement in free surplus

	2017 £m
	Asia operations	US operations	UK and Europe operations	Total insurance and asset management operations	Other operations	Group total
Underlying free surplus generated before restructuring costs	1,078	1,328	1,311	3,717	(746)	2,971
Restructuring costs	(14)	-	(63)	(77)	(10)	(87)
Underlying free surplus generatednotes (i)(ii)	1,064	1,328	1,248	3,640	(756)	2,884
Profit attaching to disposal of businessesnote 17	76	96	-	172	-	172
Other non-operating itemsnote (b)	254	(1,299)	572	(473)	27	(446)
	1,394	125	1,820	3,339	(729)	2,610
Net cash flows to parent companynote (c)	(645)	(475)	(668)	(1,788)	1,788	-
External dividends	-	-	-	-	(1,159)	(1,159)
Exchange rate movements, timing differences and other itemsnote (d)	(421)	(140)	22	(539)	226	(313)
Net movement in free surplus	328	(490)	1,174	1,012	126	1,138
Balance at beginning of year	2,142	2,418	2,006	6,566	1,648	8,214
Balance at end of year	2,470	1,928	3,180	7,578	1,774	9,352

	2016 £m
	Asia operations	US operations	UK and Europe operations	Total insurance and asset management operations	Other operations	Group total
Underlying free surplus generated before restructuring costs	859	1,565	1,158	3,582	(628)	2,954
Restructuring costs	-	-	(16)	(16)	(16)	(32)
Underlying free surplus generatednotes (i)(ii)	859	1,565	1,142	3,566	(644)	2,922
Loss attaching to the sold Korea life business	(86)	-	-	(86)	-	(86)
Other non-operating itemsnote (b)	(91)	(770)	(64)	(925)	(214)	(1,139)
	682	795	1,078	2,555	(858)	1,697
Net cash flows to parent companynote (c)	(516)	(420)	(782)	(1,718)	1,718	-
External dividends	-	-	-	-	(1,267)	(1,267)
Exchange rate movements, timing differences and other itemsnote (d)	162	310	21	493	1,119	1,612
Net movement in free surplus	328	685	317	1,330	712	2,042
Balance at beginning of year	1,814	1,733	1,689	5,236	936	6,172
Balance at end of year	2,142	2,418	2,006	6,566	1,648	8,214

Notes
(a)   Free surplus invested in new business primarily represents acquisition costs and amounts set aside for required capital.
(b)   Non-operating items include short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations and the effect of business disposals. In addition, for 2017 this includes the impact of US tax reform.
(c)   Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(d)   Exchange rate movements, timing differences and other items represent:

	2017 £m
	Asia operations	US operations	UK and Europe operations	Total insurance and asset management operations	Other operations	Group total
Exchange rate movements	(113)	(190)	6	(297)	(13)	(310)
Mark to market value movements on Jackson assets backing surplus and required capitalnote 9	-	40	-	40	-	40
Other itemsnote (e)	(308)	10	16	(282)	239	(43)
	(421)	(140)	22	(539)	226	(313)

	2016 £m
	Asia operations	US operations	UK and Europe operations	Total insurance and asset management operations	Other operations	Group total
Exchange rate movements	338	368	10	716	48	764
Mark to market value movements on Jackson assets backing surplus and required capital	-	(11)	-	(11)	-	(11)
Other itemsnote (e)	(176)	(47)	11	(212)	1,071	859
	162	310	21	493	1,119	1,612

(e)   Other items include the effect of movements in subordinated debt for other operations, intra-group loans and other intra-group transfers between operations, non-cash items.

12 Expected transfer of value of in-force business and required capital to free surplus

The discounted value of in-force business and required capital for long-term business operations can be reconciled to the 2017 and 2016 totals for the emergence of free surplus as follows:

	2017 £m	2016 £m
Required capitalnote 10	10,265	10,296
Value of in-force business (VIF)note 10	29,410	24,937
Add back: deduction for cost of time value of guaranteesnote 10	836	998
Free surplus generation from the sale of Korea life business	-	(76)
Other items*	(1,371)	(1,430)
Total long-term business operations	39,140	34,725

*         'Other items' represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items include the deduction of the shareholders' interest in the with-profits estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group's EEV reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital for long-term business operations is modelled as emerging into free surplus over future years.

		2017 £m
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus
	2017 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia	18,692	5,583	3,638	2,418	1,655	3,845	1,553
US	12,455	6,247	3,993	1,697	401	117	-
UK and Europe	7,993	3,012	2,066	1,289	899	704	23
Total	39,140	14,842	9,697	5,404	2,955	4,666	1,576
	100%	38%	25%	14%	7%	12%	4%

		2016 £m
		Expected period of conversion of future post-tax distributable earnings and required capital flows to free surplus
	2016 total as shown above	1-5 years	6-10 years	11-15 years	16-20 years	21-40 years	40+ years
Asia	16,393	5,141	3,331	2,209	1,515	3,118	1,079
US	10,556	5,542	3,203	1,240	372	199	-
UK and Europe	7,776	2,890	1,931	1,119	901	899	36
Total	34,725	13,573	8,465	4,568	2,788	4,216	1,115
	100%	39%	25%	13%	8%	12%	3%

13 Sensitivity of results to alternative assumptions

(a)   Sensitivity analysis - economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2017 and 31 December 2016 and the new business contribution after the effect of required capital for 2017 and 2016 for long-term business operations to:

-    1 per cent increase in the discount rates;
-    1 per cent increase in interest rates and risk discount rates, including consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets);
-    0.5 per cent decrease in interest rates and risk discount rates, including consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets);
-    1 per cent rise in equity and property yields;
-    10 per cent fall in market value of equity and property assets (embedded value only);
-    The statutory minimum capital level in contrast to EEV basis required capital (for embedded value only); and
-    5 basis points increase in UK long-term expected defaults.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution from long-term business operations

	2017 £m				2016 £m
	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
New business contributionnote 3	2,368	906	342	3,616	2,030	790	268	3,088
Discount rates - 1% increase	(477)	(34)	(48)	(559)	(375)	(43)	(32)	(450)
Interest rates - 1% increase	(103)	124	44	65	51	64	27	142
Interest rates - 0.5% decrease	(59)	(85)	(23)	(167)	(30)	(49)	(15)	(94)
Equity/property yields - 1% rise	130	130	52	312	129	91	28	248
Long-term expected defaults - 5 bps increase	-	-	(1)	(1)	-	-	(2)	(2)

Embedded value of long-term business operations

	31 Dec 2017 £m				31 Dec 2016 £m
	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
Shareholders' equitynote 10	20,947	13,257	11,713	45,917	18,472	11,805	10,320	40,597
Discount rates - 1% increase	(2,560)	(440)	(774)	(3,774)	(2,078)	(379)	(809)	(3,266)
Interest rates - 1% increase	(944)	26	(635)	(1,553)	(701)	(241)	(638)	(1,580)
Interest rates - 0.5% decrease	121	(166)	384	339	248	25	369	642
Equity/property yields - 1% rise	873	896	425	2,194	771	653	314	1,738
Equity/property market values - 10% fall	(429)	(209)	(479)	(1,117)	(361)	(11)	(399)	(771)
Statutory minimum capital	169	158	-	327	150	223	-	373
Long-term expected defaults - 5 bps increase	-	-	(135)	(135)	-	-	(138)	(138)

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumptions shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year, namely the effect of economic assumption changes and short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for changes in interest rates, the effect shown above for Jackson would also be recorded within the fair value movements on assets backing surplus and required capital, which are taken directly to shareholders' equity.

(b)           Sensitivity analysis - non-economic assumptions

The tables below show the sensitivity of the embedded value as at 31 December 2017 and 31 December 2016 and the new business contribution after the effect of required capital for 2017 and 2016 for long-term business operations to:

-    10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
-    10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
-    5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution from long-term business operations

	2017 £m				2016 £m
	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
New business contributionnote 3	2,368	906	342	3,616	2,030	790	268	3,088
Maintenance expenses - 10% decrease	38	14	3	55	33	10	3	46
Lapse rates - 10% decrease	133	24	20	177	132	26	11	169
Mortality and morbidity - 5% decrease	69	4	(2)	71	57	4	(4)	57
Change representing effect on:
Life business	69	4	1	74	57	4	-	61
UK annuities	-	-	(3)	(3)	-	-	(4)	(4)

Embedded value of long-term business operations

	31 Dec 2017 £m				31 Dec 2016 £m
	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
Shareholders' equitynote 10	20,947	13,257	11,713	45,917	18,472	11,805	10,320	40,597
Maintenance expenses - 10% decrease	213	169	64	446	187	104	91	382
Lapse rates - 10% decrease	753	659	64	1,476	659	533	79	1,271
Mortality and morbidity - 5% decrease	668	214	(442)	440	554	192	(302)	444
Change representing effect on:
Life business	668	214	13	895	554	192	12	758
UK annuities	-	-	(455)	(455)	-	-	(314)	(314)

14  Methodology and accounting presentation

(a)           Methodology

Overview
The embedded value is the present value of the shareholders' interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders' interest in the Group's long-term business comprises:
-    the present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
-      the cost of locked-in required capital; and
-      the time value of cost of options and guarantees;
-    locked-in required capital; and
-    the shareholders' net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results as explained in note 14(b)(iii), no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items, as explained in note 14(b)(i).

(i)   Covered business
The EEV results for the Group are prepared for 'covered business', as defined by the EEV Principles. Covered business represents the Group's long-term insurance business, including the Group's investments in joint venture and associate insurance operations, for which the value of new and in-force contracts is attributable to shareholders. The post-tax EEV basis results for the Group's covered business are then combined with the post-tax IFRS basis results of the Group's asset management and other operations (including Group and Asia Regional Head Office, holding company borrowings, Africa operations and Prudential Capital). Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management, as described in note 14(a)(vii).

The definition of long-term business operations comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group's long-term business operations, with two exceptions:
-       the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of The Prudential Assurance Company Limited (PAC) long-term fund, established by a Court Approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.
-       the presentational treatment of the Group's principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in 'Other' operations.

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(ii)  Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency, mortality and morbidity, as described in note 15(vii). These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The post-tax contribution from new business represents profits determined by applying operating and economic assumptions as at the end of the year. New business profitability is a key metric for the Group's management of the development of the business. In addition, post-tax new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular premiums and one-tenth of single premiums. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of regular premium new business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders' equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders' interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on an IFRS basis.

However, in determining the movements on the additional shareholders' interest, the basis for calculating the EEV result for Jackson acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that, broadly speaking, are held for the longer term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation/depreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders' equity.

(iii) Cost of capital
A charge is deducted from the embedded value for the cost of locked-in required capital supporting the Group's long-term business. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital, allowing for post-tax investment earnings on the capital.

The annual result is affected by the movement in this cost from year to year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.

Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

(iv) Financial options and guarantees
Nature of financial options and guarantees in Prudential's long-term business

Asia
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK and Europe business broadly apply to similar types of participating contracts which are principally written in Hong Kong, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole-of-life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity (FA) and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson's discretion, it may reset the interest rate credited to policyholders' accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for both years, depending on the particular product, jurisdiction where issued, and date of issue. For both years, 87 per cent of the account values on fixed annuities are for policies with guarantees of 3 per cent or less, and the average guarantee rate is 2.6 per cent.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts for which it contractually guarantees to the contract holder, subject to specific conditions, either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable upon depletion of funds (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholders' value in the event of poor equity market performance. Jackson hedges the GMWB and GMDB guarantees through the use of equity options and futures contracts, and essentially fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities (FIA) that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns are of a similar nature to those described above for fixed annuities.

UK and Europe (M&G Prudential)
For covered business the only significant financial options and guarantees in M&G Prudential arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The PAC with-profits fund also held a provision of £53 million at 31 December 2017 (31 December 2016: £62 million) to honour guarantees on a small number of guaranteed annuity option products.

The Group's main exposure to guaranteed annuity options in M&G Prudential is through the non-covered business of SAIF. A provision of £503 million was held in SAIF at 31 December 2017 (31 December 2016: £571 million) to honour the guarantees. As described in note 14(a)(i), the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders' funds.

Time value
The value of financial options and guarantees comprises two parts:
-       The first part arises from a deterministic valuation on best estimate assumptions (the intrinsic value).
-       The second part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 15(iv), (v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to, investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(v)  Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets, subject to it being at least the local statutory minimum requirements.

For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For M&G Prudential, a portion of future shareholder transfers expected from the with-profits fund is recognised within net worth, together with the associated capital requirements.

For shareholder-backed business, the following capital requirements for long-term business operations apply:
-    Asia: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target. For China operations, the level of required capital as at 31 December 2017 follows the approach for embedded value reporting issued by the China Association of Actuaries (CAA), reflecting the C-ROSS regime;
-    US: the level of required capital has been set at 250 per cent of the risk-based capital (RBC) required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and
-    UK and Europe: the capital requirements are set at the Solvency II Solvency Capital Requirement (SCR) for shareholder-backed business as a whole.

(vi) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders' interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group's Asia operations.

(vii) Internal asset management
The in-force and new business results from long-term business include the projected value of profits or losses from asset management and service companies that support the Group's covered insurance businesses. The results of the Group's asset management operations include the current year profits from the management of both internal and external funds. EEV basis shareholders' other income and expenditure is adjusted to deduct the unwind of the expected internal asset management profit margin for the year as included in 'Other operations'. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the assets for covered business.

 (viii) Allowance for risk and risk discount rates

Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin.

For Asia and the US, the risk-free rates are based on 10-year local government bond yields.

For UK and Europe, the EEV risk-free rate is based on the full term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period.

The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. In order to better reflect differences in relative market risk volatility inherent in each product group, Prudential sets the risk discount rates to reflect the expected volatility associated with the cash flows for each product category in the embedded value model, rather than at a Group level.

Since financial options and guarantees are explicitly valued under the EEV methodology, risk discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below), such an approach has been used for the Group's businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return, it is possible to derive a product-specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group's methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:
-    expected long-term defaults;
-    credit risk premium (to reflect the volatility in downgrade and default levels); and
-    short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below:

Asia
For Asia, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly, no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults (0.2 per cent for variable annuity business and 1.0 per cent for non-variable annuity business for both years), as shown in note 15(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:
-    How much of the credit spread on debt securities represents an increased short-term credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and
-    Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment returns credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK and Europe (M&G Prudential)
(1) Shareholder-backed annuity business
For shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations, as the assets are generally held to maturity to match liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on the Solvency II allowance for credit risk. The Solvency II allowance is set by European Insurance and Occupational Pensions Authority (EIOPA) using a prudent assumption that all future downgrades will be replaced annually, and allowing for the credit spread floor.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for a best estimate credit risk allowance. The remaining elements of prudence within the Solvency II allowance are incorporated into the risk margin included in the discount rate, shown in note 15(iii).

(2) With-profits fund non-profit annuity business
For non-profit annuity business attributable to the PAC with-profits fund, the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk for this business is taken into account in determining the projected cash flows from the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows from the fund.

(3) With-profits fund holdings of debt securities
The with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over risk free, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. An allowance for non-diversifiable non-market risks is estimated as set out below:

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group's businesses. For the Group's Asia operations in China, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points. The level of these allowances are reviewed and updated based on an assessment of a range of pre-defined emerging market risk indicators, as well as the Group's exposure and experience in the business units. During 2017, the China allowance for non-market risk was reduced reflecting the growth in the size of the business, increasing management exposure and experience in the country and an improvement in our risk assessment of the market. For the Group's US business and UK and Europe business, no additional allowance is necessary.

(ix)  Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year-end exchange rates. The principal exchange rates are shown in note A1 of the IFRS financial statements.

(x) Taxation
In determining the post-tax profit for the year for covered business, the overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been announced and substantively enacted by the end of the reporting period.

(xi)  Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension policies in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to the PAC non-profit sub-fund.

(b)           Accounting presentation

(i)   Analysis of post-tax profit
To the extent applicable, the presentation of the EEV post-tax profit for the year is consistent in the classification between operating and non-operating results with the basis that the Group applies for the analysis of IFRS basis results. Operating results reflect underlying results including longer-term investment returns (which are determined as described in note 14(b)(ii)) and incorporate the following:
-    new business contribution, as defined in note 14(a)(ii);
-    unwind of discount on the value of in-force business and other expected returns, as described in note 14(b)(iii);
-    the impact of routine changes of estimates relating to operating assumptions, as described in note 14(b)(iv); and
-    operating experience variances, as described in note 14(b)(v).

Non-operating results comprise the recurrent items of:
-    short-term fluctuations in investment returns;
-    the mark to market value movements on core structural borrowings; and
-    the effect of changes in economic assumptions.

In addition, non-operating results include the effect of the disposal of businesses (see note 17) and in 2017, the impact of US tax reform (see note 7).

Total profit attributable to shareholders and basic earnings per share include these items, together with actual investment returns. The Group believes that operating profit, as adjusted for these items, better reflects underlying performance.

(ii)  Investment returns included in operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of M&G Prudential, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 14(b)(iii).

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin reserve charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end-of-period risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force business adjusted to reflect end-of-period projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the operating result for the year.

(iii) Unwind of discount and other expected returns
The Group's methodology in determining the unwind of discount and other expected returns is by reference to:
-   the value of in-force business at the beginning of the year (adjusted for the effect of current year economic and operating assumption changes); and
-   required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for M&G Prudential is described below.

M&G Prudential
The unwind is determined by reference to an implied single risk discount rate. The EEV risk-free rate is based on a yield curve (as set out in note 14(a)(viii)), which is used to derive a single implied discount rate which, if this rate had been used, would reproduce the same embedded value as that calculated by reference to the yield curve. The difference between the operating profit determined using the single implied discount rate and that derived using the yield curve is included within non-operating profit.

For with-profits business, the opening value of in-force is adjusted for the effect of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2017 the shareholders' interest in the smoothed surplus assets used for this purpose only were £57 million lower (31 December 2016: £77 million lower) than the surplus assets carried in the statement of financial position.

(iv) Effect of changes in operating assumptions
Operating profit includes the effect of changes to non-economic assumptions on the value of in-force at the end of the year. For presentational purposes the effect of changes is delineated to show the effect on the opening value of in-force as operating assumption changes, with the experience variances subsequently being determined by reference to the end-of-year assumptions (see note 14(b)(v)).

(v)  Operating experience variances
Operating profit includes the effect of experience variances on non-economic assumptions, such as persistency, mortality and morbidity, expenses and other factors, which are calculated with reference to the end-of-year assumptions.

(vi) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the year caused by changes in economic assumptions, net of the related change in the time value of cost of options and guarantees, are recorded in non-operating results. For M&G Prudential, the embedded value incorporates Solvency II transitional measures, which are recalculated using management's estimate of the impact of operating and market conditions at the valuation date. The effect of changes in economic assumptions is after allowing for this recalculation.

15 Assumptions

Principal economic assumptions
The EEV basis results for the Group's operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year-end risk-free rates of return (defined below for each of the Group's insurance operations). Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group's long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same over time as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profit with the efforts and risks of current management actions, particularly with regard to business sold during the year.

(i)    Asianotes (b)(c)
The risk-free rates of return for Asia are defined as 10-year government bond yields at the end of the year.

In order to reflect Prudential's most recent assessment of the growth prospects of the region compared to other developed markets and the historically strong relationship between long-term economic growth and long-term equity returns, in a number of Asia business units, equity risk premiums were increased during 2017 by between 25 basis points and 75 basis points from those applied at 2016. The related expected return on equity and risk discount rates have also been increased by equivalent amounts. In addition, for a few Asia business units, expected long-term inflation assumptions were revised during 2017 to better reflect central bank inflation targets and to align with the currency of the underlying exposures.

	Risk discount rate %				10-year government bond yield %		Expected long-term Inflation %
	New business		In-force business
	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec	31 Dec
	2017	2016	2017	2016	2017	2016	2017	2016
China	9.7	9.6	9.7	9.6	3.9	3.1	3.0	2.5
Hong Kongnotes (b)(d)	4.1	3.9	4.1	3.9	2.4	2.5	2.5	2.3
Indonesia	10.6	12.0	10.6	12.0	6.4	8.1	4.5	5.0
Malaysianote (d)	6.4	6.8	6.5	6.9	3.9	4.3	2.5	2.5
Philippines	12.7	11.6	12.7	11.6	5.2	4.8	4.0	4.0
Singaporenote (d)	3.5	4.2	4.4	5.0	2.0	2.5	2.0	2.0
Taiwan	4.3	4.0	3.9	4.0	0.9	1.2	1.5	1.0
Thailand	9.8	9.4	9.8	9.4	2.3	2.7	3.0	3.0
Vietnam	12.6	13.0	12.6	13.0	5.1	6.3	5.5	5.5
Total weighted risk discount ratenote (a)	5.3	5.3	5.7	6.1

Notes
(a)   The weighted risk discount rates for Asia operations shown above have been determined by weighting each market's risk discount rates by reference to the post-tax EEV basis new business contribution and the closing value of in-force business. The changes in the risk discount rates for individual Asia business units reflect:
-   the movements in 10-year government bond yields;
-   changes in product mix; and
-   the effect of changes in the economic basis (see note 14(a)(viii) and above).
(b)   For Hong Kong the assumptions shown are for US dollar denominated business. For other business units, the assumptions are for local currency denominated business.
(c)   Equity risk premiums in Asia range from 4.0 per cent to 9.4 per cent (2016: from 3.5 per cent to 8.7 per cent).
(d)   The mean equity return assumptions for the most significant equity holdings of the Asia operations are:

	31 Dec 2017%	31 Dec 2016%
Hong Kong	6.4	6.5
Malaysia	10.4	10.2
Singapore	8.5	8.5

(ii)   US
The risk-free rates of return for the US are defined as 10-year treasury bond yield at the end of the year.

	31 Dec 2017%	31 Dec 2016%
Assumed new business spread margins:*
Fixed annuity business:†
January to June issues	1.50	1.25
July to December issues	1.25	1.25
Fixed index annuity business:
January to June issues	1.75	1.50
July to December issues	1.50	1.50
Institutional business	0.50	0.50
Allowance for long-term defaults included in projected spreadnote 14(a)(viii)	0.19	0.21
Risk discount rate:
Variable annuity:
Risk discount rate	6.8	6.9
Additional allowance for credit risk included in risk discount ratenote 14(a)(viii)	0.2	0.2
Non-variable annuity:
Risk discount rate	4.1	4.1
Additional allowance for credit risk included in risk discount ratenote 14(a)(viii)	1.0	1.0
Weighted average total:
New business	6.7	6.8
In-force business	6.5	6.5
US 10-year treasury bond yield	2.4	2.5
Pre-tax expected long-term nominal rate of return for US equities	6.4	6.5
Expected long-term rate of inflation	3.0	3.0
Equity risk premium	4.0	4.0
S&P equity return volatilitynote (v)	18.0	18.0
*     Including the proportion of variable annuity business invested in the general account and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.
 †     Including the proportion of variable annuity business invested in the general account.

(iii)  UK and Europe
The risk-free rate is based on the full term structure of interest rates, ie a yield curve, which is used to determine the embedded value at the end of the reporting period. These yield curves are used to derive pre-tax expected long-term nominal rates of investment return and risk discount rates. For the purpose of determining the unwind of discount in the analysis of operating profit, these yield curves are used to derive a single implied risk discount rate, as explained in note 14(a)(viii).

This single implied risk discount rate is shown, along with the 15-year nominal rate of investment return and 15-year rate of inflation based on the yield curve.

	31 Dec 2017%	31 Dec 2016%
Shareholder-backed annuity in-force business:note (a)
Risk discount rate	4.0	4.5
Pre-tax expected 15-year nominal rates of investment returnnote (c)	2.6	2.8
With-profits and other business:
Risk discount rate:note (b)
New business	4.7	4.7
In-force business	4.8	4.9
Pre-tax expected 15-year nominal rates of investment return:note (c)
Overseas equities	6.2 to 10.1	6.2 to 9.4
Property	4.4	4.5
15-year gilt yield	1.6	1.7
Corporate bonds	3.4	3.5
Expected 15-year rate of inflation	3.5	3.6
Equity risk premium	4.0	4.0

Notes
(a)   For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and risk discount rates reflect the effect of changes in asset yields.
(b)   The risk discount rates for with-profits and other business shown above represents a weighted average total of the rates applied to determine the present value of future cash flows, including a portion of future with-profits business shareholders' transfers recognised in net worth.
(c)   The table below shows the pattern of the UK risk-free Solvency II spot yield curve at the end of both years:

	1 year	5 year	10 year	15 year	20 year
31 Dec 2017	0.6%	0.9%	1.2%	1.3%	1.4%
31 Dec 2016	0.4%	0.7%	1.1%	1.3%	1.3%

Stochastic assumptions
Details are given below of the key characteristics of the models used to determine the time value of the financial options and guarantees as referred to in note 14(a)(iv).

(iv) Asia
-    The stochastic cost of guarantees is primarily of significance for the Hong Kong, Malaysia, Singapore and Taiwan operations;
-    The principal asset classes are government and corporate bonds;
-    The asset return models are similar to the models as described for M&G Prudential below; and
-    The volatility of equity returns ranges from 18 per cent to 35 per cent, and the volatility of government bond yields ranges from 1.1 per cent to 2.0 per cent (2016: from 0.9 per cent to 2.3 per cent) following a number of modelling changes at full year 2017 in respect of future bond returns.

(v) US (Jackson)
-    Interest rates and equity returns are projected using a log-normal generator reflecting historical market data;
-    Corporate bond returns are based on treasury yields plus a spread that reflects current market conditions; and
-    The volatility of equity returns ranges from 18 per cent to 27 per cent for both years, and the standard deviation of interest rates ranges from 2.5 per cent to 2.8 per cent (2016: from 2.3 per cent to 2.6 per cent).

(vi) UK and Europe (M&G Prudential)
-    Interest rates are projected using a stochastic interest rate model calibrated to the current market yields;
-    Equity returns are assumed to follow a log-normal distribution;
-    The corporate bond return is calculated based on a risk-free return plus a mean-reverting spread;
-    Property returns are also modelled on a risk-free return plus a risk premium with a stochastic process reflecting total property returns; and
-    The standard deviation of equities and property ranges from 14 per cent to 20 per cent (2016: from 15 per cent to 20 per cent).

Operating assumptions

  (vii)    Best estimate assumptions
 Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

 Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
 Persistency, mortality and morbidity assumptions are based on an analysis of recent experience, but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management's expectations.

 Expense assumptions
Expense levels, including those of service companies that support the Group's long-term business operations, are based on internal expense analysis and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential's policy not to      take credit for future cost reduction programmes until the actions to achieve the savings have been delivered. Expense overruns are reported where these are expected to be short-lived, including businesses that are growing rapidly or are sub-scale.

 For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia Regional Head Office that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure, which is included in other income and expenditure, comprises:
-    expenditure for Group Head Office, to the extent not allocated to the PAC with-profits funds, together with restructuring costs; and
-    expenditure of the Asia Regional Head Office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

  (viii)   Tax rates
The assumed long-term effective tax rates for operations reflect the incidence of taxable profits and losses in the projected cash flows as explained in note 14(a)(x).

The local statutory corporate tax rates applicable for the most significant operations for 2016 and 2017 are as follows:

Statutory corporate tax rates	%
Asia operations:
Hong Kong	16.5 per cent on 5 per cent of premium income
Indonesia	25.0
Malaysia	24.0
Singapore	17.0
US operations*	2016 and 2017: 35.0; from 1 January 2018: 21.0
UK operations	2016: 20.0; from 1 April 2017: 19.0; from 1 April 2020: 17.0

*       The US tax reform changes included a reduction in the corporate income tax rate from 35 per cent to 21 per cent effective from 1 January 2018 (see note 7).

16 Insurance new business premiumsnote (i)

	Single premiums		Regular premiums		Annual premium equivalents (APE)		Present value of new business premiums (PVNBP)
					note 14(a)(ii)		note 14(a)(ii)
	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m	2017 £m	2016 £m

Asia	2,299	2,397	3,575	3,359	3,805	3,599	20,405	19,271
US	16,622	15,608	-	-	1,662	1,561	16,622	15,608
UK and Europe	13,044	9,836	187	177	1,491	1,160	13,784	10,513
Group total	31,965	27,841	3,762	3,536	6,958	6,320	50,811	45,392

Asia
Cambodia	-	-	16	14	16	14	70	66
Hong Kong	582	1,140	1,667	1,798	1,725	1,912	10,027	10,930
Indonesia	288	236	268	255	297	279	1,183	1,048
Malaysia	73	110	271	233	278	244	1,398	1,352
Philippines	62	91	71	61	77	70	287	278
Singapore	859	523	361	299	447	351	3,463	2,627
Thailand	139	80	70	81	84	89	421	404
Vietnam	8	6	133	115	134	116	659	519
SE Asia operations including Hong Kong	2,011	2,186	2,857	2,856	3,058	3,075	17,508	17,224
Chinanote (ii)	179	124	276	187	294	199	1,299	880
Taiwan	46	36	208	146	213	150	634	499
Indianote (iii)	63	51	234	170	240	175	964	668
Total	2,299	2,397	3,575	3,359	3,805	3,599	20,405	19,271

US
Variable annuities	11,536	10,653	-	-	1,154	1,065	11,536	10,653
Elite Access (variable annuity)	2,013	2,056	-	-	201	206	2,013	2,056
Fixed annuities	454	555	-	-	45	55	454	555
Fixed index annuities	295	508	-	-	30	51	295	508
Wholesale	2,324	1,836	-	-	232	184	2,324	1,836
Total	16,622	15,608	-	-	1,662	1,561	16,622	15,608

UK and Europe
Bonds	3,509	3,834	-	-	351	384	3,510	3,835
Corporate pensions	103	110	130	121	140	132	533	479
Individual pensions	5,747	2,532	32	35	607	289	5,897	2,681
Income drawdown	2,218	1,649	-	-	222	165	2,218	1,649
Other products	1,467	1,711	25	21	171	190	1,626	1,869
Total	13,044	9,836	187	177	1,491	1,160	13,784	10,513

Group total	31,965	27,841	3,762	3,536	6,958	6,320	50,811	45,392

Notes
(i)    The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement. A reconciliation of APE and gross earned premiums on an IFRS basis is provided in Note E within the EEV unaudited financial information.
(ii)    New business in China is included at Prudential's 50 per cent interest in the China life operation.
(iii)   New business in India is included at Prudential's 26 per cent interest in the India life operation.

17 Disposal of businesses

On 18 May 2017, the Group announced it had completed the sale of its life insurance subsidiary in Korea, PCA Life Insurance, to Mirae Asset Life Insurance for KRW 170 billion (£117 million at 17 May 2017 closing exchange rate) following regulatory approval. The proceeds, net of £(9) million of related expenses, were £108 million. Upon disposal, £76 million of required capital was released and a corresponding increase in free surplus was recognised. There were no other impacts on the 2017 results.

On 15 August 2017, the Group through its subsidiary National Planning Holdings, Inc. (NPH) sold its US independent broker-dealer network to LPL Financial LLC. The initial consideration received was £252 million (US$ 325 million) resulting in a post-tax profit on disposal of £80 million (US$103 million) after costs and net losses that have been incurred in the year.

18 Post balance sheet events

Intention to demerge the Group's UK businesses
In March 2018, the Group announced its intention to demerge its UK & Europe business ('M&G Prudential') from Prudential plc, resulting in two separately-listed companies. In preparation for the UK demerger process, Prudential plc intends to transfer the legal ownership of its Hong Kong insurance subsidiaries from The Prudential Assurance Company Limited (M&G Prudential's UK regulated insurance entity) to Prudential Corporation Asia Limited, which is expected to complete by the end of 2019.

Sale of £12.0 billion* UK annuity portfolio
In March 2018, M&G Prudential also announced the sale of £12.0 billion* of its shareholder annuity portfolio to Rothesay Life. Under the terms of the agreement, M&G Prudential has reinsured £12.0 billion* of liabilities to Rothesay Life, which is expected to be followed by a Part VII transfer of the portfolio by the end of 2019. Further details are set out in the CFO Report.

* Relates to £12.0 billion of IFRS shareholder annuity liabilities, valued as at 31 December 2017.

Additional EEV financial information*

A   New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as 'insurance' refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under Prudential Regulation Authority regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 'Insurance Contracts' as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK and Europe Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Insurance Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Post-tax New Business Profit has been determined using the European Embedded Value (EEV) methodology set out in our EEV basis results supplement.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

*     The additional financial information is not covered by the KPMG LLP independent audit opinion.

Notes to Schedules A(i) to A(v)

(1)   Prudential plc reports its results using both actual exchange rates (AER) and constant exchange rates (CER) so as to eliminate the impact of exchange translation.

	Average rate*			Closing rate
Local currency : £	2017	2016	% appreciation (depreciation) of local currency against GBP	31 Dec 2017	31 Dec 2016	% appreciation (depreciation) of local currency against GBP
China	8.71	8.99	3%	8.81	8.59	(2)%
Hong Kong	10.04	10.52	5%	10.57	9.58	(9)%
Indonesia	17,249.38	18,026.11	5%	18,353.44	16,647.30	(9)%
Malaysia	5.54	5.61	1%	5.47	5.54	1%
Singapore	1.78	1.87	5%	1.81	1.79	(1)%
Thailand	43.71	47.80	9%	44.09	44.25	0%
US	1.29	1.35	5%	1.35	1.24	(8)%
Vietnam	29,279.71	30,292.79	3%	30,719.60	28,136.99	(8)%

*       Average rate is for the 12 month period to 31 December.

(2)     Annual Premium Equivalents (APE), calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to rounding. Present value of new business premiums (PVNBP) are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.
(3)      Balance includes segregated and pooled pension funds, private finance assets and other institutional clients.
(4)      New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)      Balance Sheet figures have been calculated at the closing exchange rates.
(6)      New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)      Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)      Investment flows for the year exclude year-to-date Eastspring Money Market Funds (MMF) gross inflow of £192,662 million (2016: gross inflow of £146,711 million) and net inflow of £1,495 million (2016: net inflow of £403 million).
(9)      Total Group Investment Operations funds under management exclude MMF funds under management of £9,317 million at 31 December 2017 (31 December 2016: £7,714 million).

Schedule A(i) New Business Insurance Operations (Actual Exchange Rates)

Note:      The 2016 comparative results are shown below on actual exchange rates (AER) as previously reported.

	Single premiums			Regular premiums			APE(2)			PVNBP(2)
	2017	2016	+/(-)	2017	2016	+/(-)	2017	2016	+/(-)	2017	2016	+/(-)

	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Group insurance operations
Asia	2,299	2,397	(4)%	3,575	3,359	6%	3,805	3,599	6%	20,405	19,271	6%
US	16,622	15,608	6%	-	-	-	1,662	1,561	6%	16,622	15,608	6%
UK and Europe	13,044	9,836	33%	187	177	6%	1,491	1,160	29%	13,784	10,513	31%
Group total	31,965	27,841	15%	3,762	3,536	6%	6,958	6,320	10%	50,811	45,392	12%

Asia insurance operations
Cambodia	-	-	-	16	14	14%	16	14	14%	70	66	6%
Hong Kong	582	1,140	(49)%	1,667	1,798	(7)%	1,725	1,912	(10)%	10,027	10,930	(8)%
Indonesia	288	236	22%	268	255	5%	297	279	6%	1,183	1,048	13%
Malaysia	73	110	(34)%	271	233	16%	278	244	14%	1,398	1,352	3%
Philippines	62	91	(32)%	71	61	16%	77	70	10%	287	278	3%
Singapore	859	523	64%	361	299	21%	447	351	27%	3,463	2,627	32%
Thailand	139	80	74%	70	81	(14)%	84	89	(6)%	421	404	4%
Vietnam	8	6	33%	133	115	16%	134	116	16%	659	519	27%
SE Asia operations including Hong Kong	2,011	2,186	(8)%	2,857	2,856	0%	3,058	3,075	(1)%	17,508	17,224	2%
China(6)	179	124	44%	276	187	48%	294	199	48%	1,299	880	48%
Taiwan	46	36	28%	208	146	42%	213	150	42%	634	499	27%
India(4)	63	51	24%	234	170	38%	240	175	37%	964	668	44%
Total Asia insurance operations	2,299	2,397	(4)%	3,575	3,359	6%	3,805	3,599	6%	20,405	19,271	6%

US insurance operations
Variable annuities	11,536	10,653	8%	-	-	-	1,154	1,065	8%	11,536	10,653	8%
Elite Access (variable annuity)	2,013	2,056	(2)%	-	-	-	201	206	(2)%	2,013	2,056	(2)%
Fixed annuities	454	555	(18)%	-	-	-	45	55	(18)%	454	555	(18)%
Fixed index annuities	295	508	(42)%	-	-	-	30	51	(41)%	295	508	(42)%
Wholesale	2,324	1,836	27%	-	-	-	232	184	26%	2,324	1,836	27%
Total US insurance operations	16,622	15,608	6%	-	-	-	1,662	1,561	6%	16,622	15,608	6%

UK and Europe insurance operations
Bonds	3,509	3,834	(8)%	-	-	-	351	384	(9)%	3,510	3,835	(8)%
Corporate pensions	103	110	(6)%	130	121	7%	140	132	6%	533	479	11%
Individual pensions	5,747	2,532	127%	32	35	(9)%	607	289	110%	5,897	2,681	120%
Income drawdown	2,218	1,649	35%	-	-	-	222	165	35%	2,218	1,649	35%
Other products	1,467	1,711	(14)%	25	21	19%	171	190	(10)%	1,626	1,869	(13)%
Total UK and Europe insurance operations	13,044	9,836	33%	187	177	6%	1,491	1,160	29%	13,784	10,513	31%

Group total	31,965	27,841	15%	3,762	3,536	6%	6,958	6,320	10%	50,811	45,392	12%

Schedule A(ii) New Business Insurance Operations (Constant Exchange Rates)

Note:      The 2016 comparative results are shown below on constant exchange rates (CER), ie translated at 2017 average exchange rates.

	Single premiums			Regular premiums			APE(2)			PVNBP(2)
	2017	2016	+/(-)	2017	2016	+/(-)	2017	2016	+/(-)	2017	2016	+/(-)
	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Group insurance operations
Asia	2,299	2,509	(8)%	3,575	3,522	2%	3,805	3,773	1%	20,405	20,180	1%
US	16,622	16,405	1%	-	-	-	1,662	1,641	1%	16,622	16,405	1%
UK and Europe	13,044	9,836	33%	187	177	6%	1,491	1,160	29%	13,784	10,513	31%
Group total	31,965	28,750	11%	3,762	3,699	2%	6,958	6,574	6%	50,811	47,098	8%

Asia insurance operations
Cambodia	-	-	-	16	14	14%	16	14	14%	70	69	1%
Hong Kong	582	1,192	(51)%	1,667	1,884	(12)%	1,725	2,002	(14)%	10,027	11,442	(12)%
Indonesia	288	247	17%	268	267	0%	297	292	2%	1,183	1,096	8%
Malaysia	73	111	(34)%	271	235	15%	278	246	13%	1,398	1,368	2%
Philippines	62	90	(31)%	71	61	16%	77	70	10%	287	275	4%
Singapore	859	550	56%	361	314	15%	447	369	21%	3,463	2,761	25%
Thailand	139	88	58%	70	88	(20)%	84	97	(13)%	421	442	(5)%
Vietnam	8	6	33%	133	119	12%	134	120	12%	659	537	23%
SE Asia operations including Hong Kong	2,011	2,284	(12)%	2,857	2,982	(4)%	3,058	3,210	(5)%	17,508	17,990	(3)%
China(6)	179	129	39%	276	193	43%	294	206	43%	1,299	909	43%
Taiwan	46	40	15%	208	163	28%	213	167	28%	634	557	14%
India(4)	63	56	13%	234	184	27%	240	190	26%	964	724	33%
Total Asia insurance operations	2,299	2,509	(8)%	3,575	3,522	2%	3,805	3,773	1%	20,405	20,180	1%

US insurance operations
Variable annuities	11,536	11,196	3%	-	-	-	1,154	1,120	3%	11,536	11,196	3%
Elite Access (variable annuity)	2,013	2,161	(7)%	-	-	-	201	216	(7)%	2,013	2,161	(7)%
Fixed annuities	454	584	(22)%	-	-	-	45	58	(22)%	454	584	(22)%
Fixed index annuities	295	534	(45)%	-	-	-	30	54	(44)%	295	534	(45)%
Wholesale	2,324	1,930	20%	-	-	-	232	193	20%	2,324	1,930	20%
Total US insurance operations	16,622	16,405	1%	-	-	-	1,662	1,641	1%	16,622	16,405	1%

UK and Europe insurance operations
Bonds	3,509	3,834	(8)%	-	-	-	351	384	(9)%	3,510	3,835	(8)%
Corporate pensions	103	110	(6)%	130	121	7%	140	132	6%	533	479	11%
Individual pensions	5,747	2,532	127%	32	35	(9)%	607	289	110%	5,897	2,681	120%
Income drawdown	2,218	1,649	35%	-	-	-	222	165	35%	2,218	1,649	35%
Other products	1,467	1,711	(14)%	25	21	19%	171	190	(10)%	1,626	1,869	(13)%
Total UK and Europe insurance operations	13,044	9,836	33%	187	177	6%	1,491	1,160	29%	13,784	10,513	31%

Group total	31,965	28,750	11%	3,762	3,699	2%	6,958	6,574	6%	50,811	47,098	8%

Schedule A(iii) Total Insurance New Business APE (Actual and Constant Exchange Rates)

Note: Comparative results for the first half (H1) and second half (H2) of 2016 and H1 2017 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 2017 amounts are presented on actual exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and H2).

	AER				CER
	2016		2017		2016		2017
	H1	H2	H1	H2	H1	H2	H1	H2
	£m	£m	£m	£m	£m	£m	£m	£m
Group insurance operations
Asia	1,605	1,994	1,943	1,862	1,779	1,994	1,908	1,897
US	782	779	960	702	869	772	939	723
UK and Europe	593	567	721	770	593	567	721	770
Group total	2,980	3,340	3,624	3,334	3,241	3,333	3,568	3,390

Asia insurance operations
Cambodia	6	8	8	8	6	8	8	8
Hong Kong	868	1,044	914	811	962	1,040	891	834
Indonesia	125	154	144	153	139	153	140	157
Malaysia	109	135	128	150	116	130	127	151
Philippines	30	40	36	41	31	39	35	42
Singapore	142	209	195	252	158	211	194	253
Thailand	43	46	42	42	50	47	42	42
Vietnam	44	72	62	72	49	71	61	73
SE Asia operations including Hong Kong	1,367	1,708	1,529	1,529	1,511	1,699	1,498	1,560
China(6)	109	90	187	107	118	88	186	108
Taiwan	56	94	105	108	67	100	104	109
India(4)	73	102	122	118	83	107	120	120
Total Asia insurance operations	1,605	1,994	1,943	1,862	1,779	1,994	1,908	1,897

US insurance operations
Variable annuities	500	565	604	550	556	564	591	563
Elite Access (variable annuity)	99	107	110	91	110	106	107	94
Fixed annuities	28	27	24	21	32	26	24	21
Fixed index annuities	28	23	16	14	30	24	16	14
Wholesale	127	57	206	26	141	52	201	31
Total US insurance operations	782	779	960	702	869	772	939	723

UK and Europe insurance operations
Bonds	196	188	174	177	196	188	174	177
Corporate pensions	74	58	75	65	74	58	75	65
Individual pensions	134	155	279	328	134	155	279	328
Income drawdown	81	84	106	116	81	84	106	116
Other products	108	82	87	84	108	82	87	84
Total UK and Europe insurance operations	593	567	721	770	593	567	721	770

Group total	2,980	3,340	3,624	3,334	3,241	3,333	3,568	3,390

Schedule A(iv) Investment Operations (Actual Exchange Rates)

Note:      The H1 and H2 of 2016 and H1 2017 comparative results are shown below on actual exchange rates (AER) as previously reported.

	2016		2017
	H1	H2	H1	H2
	£m	£m	£m	£m
Group investment operations
Opening FUM	156,686	162,384	174,805	193,714
Net Flows:(8)	(7,378)	1,123	9,452	11,026
- Gross Inflows	15,894	24,239	34,213	35,201
- Redemptions	(23,272)	(23,116)	(24,761)	(24,175)
Other Movements	13,076	11,298	9,457	5,683
Group total(9)	162,384	174,805	193,714	210,423

M&G Prudential
Retail
Opening FUM	60,801	59,217	64,209	72,500
Net Flows:	(6,122)	(131)	5,515	5,528
- Gross Inflows	6,160	9,625	15,871	15,078
- Redemptions	(12,282)	(9,756)	(10,356)	(9,550)
Other Movements	4,538	5,123	2,776	1,669
Closing FUM	59,217	64,209	72,500	79,697

Comprising amounts for:
UK	34,308	35,208	35,201	35,740
Europe (excluding UK)	23,020	26,905	35,192	42,321
South Africa	1,889	2,096	2,107	1,636
	59,217	64,209	72,500	79,697

Institutional(3)
Opening FUM	65,604	70,439	72,554	76,618
Net Flows:	(844)	(993)	1,664	4,630
- Gross Inflows	3,571	3,485	6,806	8,414
- Redemptions	(4,415)	(4,478)	(5,142)	(3,784)
Other Movements	5,679	3,108	2,400	2,910
Closing FUM	70,439	72,554	76,618	84,158

Total M&G Prudential	129,656	136,763	149,118	163,855

PPM South Africa FUM included in total M&G Prudential	5,354	6,047	5,427	5,963

Eastspring - excluding MMF(8)
Third party retail(7)
Opening FUM	25,541	27,155	30,793	36,093
Net Flows:	(787)	1,237	2,186	1,567
- Gross Inflows	5,650	9,875	10,781	11,017
- Redemptions	(6,437)	(8,638)	(8,595)	(9,450)
Other Movements	2,401	2,401	3,114	1,016
Closing FUM(5)	27,155	30,793	36,093	38,676

Third party institutional
Opening FUM	4,740	5,573	7,249	8,503
Net Flows:	375	1,010	87	(699)
- Gross Inflows	513	1,254	755	692
- Redemptions	(138)	(244)	(668)	(1,391)
Other Movements	458	666	1,167	88
Closing FUM(5)	5,573	7,249	8,503	7,892

Total Eastspring investment operations (excluding MMF)	32,728	38,042	44,596	46,568

Schedule A(v) Total Insurance New Business Profit (Actual and Constant Exchange Rates)

Note: Comparative results for half year (HY) and full year (FY) 2016 and half year  2017 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The full year 2017 results are presented on actual exchange rates.

	AER				CER
	2016		2017		2016		2017
	HY	FY	HY	FY	HY	FY	HY	FY
	£m	£m	£m	£m	£m	£m	£m	£m
New Business Profit
Total Asia insurance operations	821	2,030	1,092	2,368	908	2,123	1,069	2,368
Total US insurance operations	311	790	436	906	346	830	426	906
Total UK and Europe insurance operations	125	268	161	342	125	268	161	342
Group total	1,257	3,088	1,689	3,616	1,379	3,221	1,656	3,616

APE(2)
Total Asia insurance operations	1,605	3,599	1,943	3,805	1,779	3,773	1,908	3,805
Total US insurance operations	782	1,561	960	1,662	869	1,641	939	1,662
Total UK and Europe insurance operations	593	1,160	721	1,491	593	1,160	721	1,491
Group total	2,980	6,320	3,624	6,958	3,241	6,574	3,568	6,958

New Business Margin (NBP as % of APE)
Total Asia insurance operations	51%	56%	56%	62%	51%	56%	56%	62%
Total US insurance operations	40%	51%	45%	55%	40%	51%	45%	55%
Total UK and Europe insurance operations	21%	23%	22%	23%	21%	23%	22%	23%
Group total	42%	49%	47%	52%	43%	49%	46%	52%

PVNBP(2)
Total Asia insurance operations	8,679	19,271	10,095	20,405	9,609	20,180	9,914	20,405
Total US insurance operations	7,816	15,608	9,602	16,622	8,690	16,405	9,387	16,622
Total UK and Europe insurance operations	5,267	10,513	6,616	13,784	5,267	10,513	6,616	13,784
Group total	21,762	45,392	26,313	50,811	23,566	47,098	25,917	50,811

New Business Margin (NBP as % of PVNBP)
Total Asia insurance operations	9.5%	10.5%	10.8%	11.6%	9.4%	10.5%	10.8%	11.6%
Total US insurance operations	4.0%	5.1%	4.5%	5.5%	4.0%	5.1%	4.5%	5.5%
Total UK and Europe insurance operations	2.4%	2.5%	2.4%	2.5%	2.4%	2.5%	2.4%	2.5%
Group total	5.8%	6.8%	6.4%	7.1%	5.9%	6.8%	6.4%	7.1%

B Reconciliation of expected transfer of value of in-force business and required capital to free surplus

The tables below show how the value of in-force business (VIF) generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 4 per cent) of the Group's embedded value emerges after this date, analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2017 results.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2017, the tables also present the expected future free surplus to be generated from the investment made in new business during 2017 over the same 40-year period for long-term business operations.

(i) Expected transfer of value of in-force business (VIF) and required capital to free surplus

	31 Dec 2017 £m
	Undiscounted expected generation from all in-force business*				Undiscounted expected generation from new business written*
Expected period of emergence	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
2018	1,393	1,464	671	3,528	197	226	36	459
2019	1,352	1,425	685	3,462	182	113	38	333
2020	1,299	1,483	674	3,456	181	124	40	345
2021	1,256	1,551	660	3,467	162	155	43	360
2022	1,239	1,441	638	3,318	164	129	48	341
2023	1,202	1,433	618	3,253	139	65	44	248
2024	1,171	1,404	601	3,176	142	73	40	255
2025	1,149	1,277	580	3,006	136	179	39	354
2026	1,154	1,158	553	2,865	131	154	39	324
2027	1,109	1,051	526	2,686	141	138	38	317
2028	1,066	897	499	2,462	121	125	36	282
2029	1,032	840	473	2,345	125	114	32	271
2030	1,003	731	448	2,182	116	99	31	246
2031	980	612	422	2,014	117	89	30	236
2032	971	514	532	2,017	134	78	30	242
2033	919	325	498	1,742	112	51	28	191
2034	898	333	467	1,698	113	32	26	171
2035	885	189	434	1,508	112	29	25	166
2036	868	140	402	1,410	111	23	23	157
2037	854	90	370	1,314	120	21	22	163
2038-2042	4,252	286	1,401	5,939	581	-	83	664
2043-2047	4,280	-	972	5,252	719	-	76	795
2048-2052	3,948	-	385	4,333	737	-	9	746
2053-2057	3,490	-	197	3,687	714	-	5	719
Total free surplus expected to
emerge in the next 40 years	37,770	18,644	13,706	70,120	5,507	2,017	861	8,385

*
The analysis excludes amounts incorporated into VIF at 31 December 2017 where there is no definitive timeframe for when the payments will be made or receipts received. In particular, it excludes the value of the shareholders' interest in the with-profits estate. It also excludes any free surplus emerging after 2057.

The above amounts can be reconciled to the new business amounts as follows:

	2017 £m
	Asia	US	UK and Europe	Total
Undiscounted expected free surplus generation for years 2018 to 2057	5,507	2,017	861	8,385
Less: discount effect	(3,153)	(689)	(339)	(4,181)
Discounted expected free surplus generation for years 2018 to 2057	2,354	1,328	522	4,204
Discounted expected free surplus generation for years after 2057	442	-	1	443
Less: Free surplus investment in new business	(484)	(254)	(175)	(913)
Other items**	56	(168)	(6)	(118)
Post-tax EEV new business profit for long-term business operations	2,368	906	342	3,616

**
Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2017 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2016 as follows:

Group	2017	2018	2019	2020	2021	2022	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2016 expected free surplus generation for years 2017 to 2056	3,441	3,195	3,111	3,070	3,030	2,865	45,321	64,033
Less: Amounts expected to be realised in the current year	(3,441)	-	-	-	-	-	-	(3,441)
Add: Expected free surplus to be generated in year 2057*	-	-	-	-	-	-	578	578
Foreign exchange differences	-	(180)	(176)	(176)	(175)	(163)	(2,225)	(3,095)
New business	-	459	333	345	360	341	6,547	8,385
Operating movements	-	(130)	(96)	(63)	(34)	(5)
Non-operating and other movements	-	184	290	280	286	280	2,668	3,660
2017 expected free surplus generation for years 2018 to 2057	-	3,528	3,462	3,456	3,467	3,318	52,889	70,120

Asia	2017	2018	2019	2020	2021	2022	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2016 expected free surplus generation for years 2017 to 2056	1,320	1,247	1,202	1,167	1,142	1,122	27,080	34,280
Less: Amounts expected to be realised in the current year	(1,320)	-	-	-	-	-	-	(1,320)
Add: Expected free surplus to be generated in year 2057*	-	-	-	-	-	-	540	540
Foreign exchange differences	-	(69)	(66)	(65)	(64)	(63)	(1,511)	(1,838)
New business	-	197	182	181	162	164	4,621	5,507
Operating movements	-	11	15	-	(8)	(17)
Non-operating and other movements	-	7	19	16	24	33	501	601
2017 expected free surplus generation for years 2018 to 2057	-	1,393	1,352	1,299	1,256	1,239	31,231	37,770

US	2017	2018	2019	2020	2021	2022	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2016 expected free surplus generation for years 2017 to 2056	1,446	1,279	1,273	1,281	1,282	1,152	8,257	15,970
Less: Amounts expected to be realised in the current year	(1,446)	-	-	-	-	-	-	(1,446)
Foreign exchange differences	-	(111)	(110)	(111)	(111)	(100)	(714)	(1,257)
New business	-	226	113	124	155	129	1,270	2,017
Operating movements	-	(72)	(48)	(8)	24	57
Non-operating and other movements	-	142	197	197	201	203	2,467	3,360
2017 expected free surplus generation for years 2018 to 2057	-	1,464	1,425	1,483	1,551	1,441	11,280	18,644

UK and Europe	2017	2018	2019	2020	2021	2022	Other	Total
	£m	£m	£m	£m	£m	£m	£m	£m
2016 expected free surplus generation for years 2017 to 2056	675	669	636	622	606	591	9,984	13,783
Less: Amounts expected to be realised in the current year	(675)	-	-	-	-	-	-	(675)
Add: Expected free surplus to be generated in year 2057*	-	-	-	-	-	-	38	38
New business	-	36	38	40	43	48	656	861
Operating movements	-	(69)	(63)	(55)	(50)	(45)
Non-operating and other movements	-	35	74	67	61	44	(300)	(301)
2017 expected free surplus generation for years 2018 to 2057	-	671	685	674	660	638	10,378	13,706

*         Excluding 2017 new business.

At 31 December 2017, the total free surplus expected to be generated over the next five years (2018 to 2022 inclusive), using the same assumptions and methodology as those underpinning our 2017 embedded value reporting was £17.2 billion, an increase of £1.4 billion from the £15.8 billion expected over an equivalent period from the end of 2016.

This increase primarily reflects the new business written in 2017, which is expected to generate £1,838 million of free surplus over the next five years.

At 31 December 2017, the total free surplus expected to be generated on an undiscounted basis in the next 40 years is £70.1 billion, up from the £64.0 billion expected at the end of 2016, reflecting the effect of new business written across all three business operations of £8.4 billion, a negative foreign exchange translation effect of £(3.1) billion and a £3.7 billion net effect reflecting operating, market assumption changes and other items. In Asia, these include the effect of changes in operating assumptions reflecting the net benefit arising from annual review of experience, together with the benefit of management actions. In the US, these mainly reflect the positive effect from persistency assumption updates and increase in equity market returns, together with the benefits from US tax reform, partially offset by lower future separate account return due to the decrease in interest rates. In the UK and Europe, these reflect the impact of management actions which had the effect of accelerating the generation of future free surplus into 2017, partially offset by higher than assumed investment returns on with-profits funds. The overall growth in the Group's undiscounted value of free surplus reflects our ability to write both growing and profitable new business.

Actual underlying free surplus generated in 2017 from life business in force before restructuring costs at the end of 2017 was £4.1 billion including £0.6 billion of changes in operating assumptions and experience variances. This compares with the expected 2017 realisation at the end of 2016 of £3.4 billion. This can be analysed further as follows:

		Asia	US		UK and Europe		Total
		£m	£m		£m		£m
Transfer to free surplus in 2017		1,275	1,329		675		3,279
Expected return on free assets		51	56		31		138
Changes in operating assumptions and experience variances		81	190		364		635
Underlying free surplus generated from in-force life business before restructuring costs in 2017		1,407	1,575		1,070		4,052

2017 free surplus expected to be generated at 31 December 2016		1,320	1,446		675		3,441

The equivalent discounted amounts of the undiscounted expected transfers from in-force business and required capital into free surplus shown previously are as follows:

	31 Dec 2017 £m
	Discounted expected generation from all in-force business				Discounted expected generation from new business written
Expected period of emergence	Asia	US	UK and Europe	Total	Asia	US	UK and Europe	Total
2018	1,337	1,400	655	3,392	188	220	35	443
2019	1,218	1,282	645	3,145	161	103	36	300
2020	1,102	1,254	610	2,966	150	107	38	295
2021	997	1,234	573	2,804	127	124	39	290
2022	929	1,077	529	2,535	121	99	41	261
2023	845	1,008	487	2,340	98	46	36	180
2024	777	930	452	2,159	96	51	32	179
2025	718	795	415	1,928	86	112	30	228
2026	679	680	375	1,734	78	89	28	195
2027	619	580	337	1,536	80	75	25	180
2028	561	467	303	1,331	64	64	22	150
2029	515	410	272	1,197	62	54	20	136
2030	477	337	241	1,055	55	44	18	117
2031	445	268	212	925	52	37	16	105
2032	420	215	261	896	56	31	15	102
2033	376	124	229	729	45	24	13	82
2034	350	123	202	675	44	16	12	72
2035	329	72	176	577	42	14	10	66
2036	309	52	156	517	39	10	9	58
2037	291	30	136	457	42	8	7	57
2038-2042	1,314	117	465	1,896	180	-	30	210
2043-2047	1,101	-	117	1,218	192	-	7	199
2048-2052	837	-	89	926	166	-	2	168
2053-2057	593	-	33	626	130	-	1	131
Total discounted free surplus expected to emerge in the next 40 years	17,139	12,455	7,970	37,564	2,354	1,328	522	4,204

The above amounts can be reconciled to the Group's EEV basis financial statements as follows:

31 Dec 2017 £m
Discounted expected generation from all in-force business for years 2018 to 2057	37,564
Discounted expected generation from all in-force business for years after 2057	1,576
Discounted expected generation from all in-force business at 31 December 2017	39,140
Add: Free surplus of life operations held at 31 December 2017	6,242
Less: Time value of guarantees	(836)
Other non-modelled items	1,371
Total EEV for long-term business operations	45,917

C Foreign currency source of key metrics
The tables below show the Group's key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

2017 Free surplus and Group IFRS results
	Underlying free surplus generated for total insurance and asset management operations	Group IFRS pre-tax operating profit	Group IFRS shareholders' funds
	%	%	%
		notes (2)(3)	notes (2)(3)
US dollar linkednote (1)	13%	24%	21%
Other Asia currencies	17%	18%	16%
Total Asia	30%	42%	37%
UK sterlingnotes (2)(3)	34%	11%	50%
US dollarnote (3)	36%	47%	13%
Total	100%	100%	100%

2017 Group EEV post-tax results
	New business profits	Operating profit	Shareholders' funds
	%	%	%
		notes (2)(3)	notes (2)(3)
US dollar linkednote (1)	54%	46%	37%
Other Asia currencies	12%	12%	11%
Total Asia	66%	58%	48%
UK sterlingnotes (2)(3)	9%	9%	29%
US dollarnote (3)	25%	33%	23%
Total	100%	100%	100%

Notes
(1)  US dollar linked comprise the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
(2)   For operating profit and shareholders' funds, UK sterling includes amounts in respect of M&G Prudential and other operations (including central operations, Africa operations and Prudential Capital). Operating profit for central operations includes amounts for corporate expenditure for Group Head Office as well as Asia Regional Head Office which is incurred in HK dollars.
(3)  For shareholders' funds, the US dollar grouping includes US dollar denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

D Reconciliation between IFRS and EEV shareholders' funds
The table below shows the reconciliation of EEV shareholders' funds and IFRS shareholders' funds at the end of the year:

	31 Dec 2017 £m	31 Dec 2016 £m
EEV shareholders' funds	44,698	38,968
Less: Value of in-force business of long-term businessnote (a)	(29,410)	(24,937)
Deferred acquisition costs assigned zero value for EEV purposes	9,227	9,170
Othernote (b)	(8,428)	(8,535)
IFRS shareholders' funds	16,087	14,666

Notes
(a)  The EEV shareholders' funds comprises the present value of the shareholders' interest in the value of in-force business, net worth of long-term business operations and IFRS shareholders' funds of asset management and other operations. The value of in-force business reflects the present value of future shareholder cash flows from long-term in-force business which are not captured as shareholders' interest on an IFRS basis. Net worth represents the net assets for EEV reporting purposes that reflect the regulatory basis position, sometimes with adjustments to achieve consistency with the IFRS treatment of certain items.

(b)  Other adjustments represent asset and liability valuation differences between IFRS and the local regulatory reporting basis used to value net worth for long-term insurance operations. For the UK, this would be the difference between IFRS and Solvency II.

It also includes the mark to market of the Group's core structural borrowings which are fair valued under EEV but not IFRS. The most significant valuation differences relate to changes in the valuation of insurance liabilities. For example, in Jackson where IFRS liabilities are higher than the local regulatory basis as they are principally based on policyholder account balances (with a deferred acquisition costs recognised as an asset) whereas the local regulatory basis used for EEV is based on future cash flows due to the policyholder on a prudent basis with consideration of an expense allowance as applicable, but with no separate deferred acquisition cost asset.

E Reconciliation of APE new business sales to earned premiums
The Group reports APE new business sales as a measure of the new policies sold in the year. This differs from the IFRS measure of premiums earned as shown below:

	2017 £m	2016 £m
Annual premium equivalents as published	6,958	6,320
Adjustment to include 100% of single premiums on new business sold in the yearnote (a)	28,769	25,057
Premiums from in-force business and other adjustmentsnote (b)	8,278	7,604
Gross premiums earned	44,005	38,981
Outward reinsurance premiums	(2,062)	(2,020)
Earned premiums, net of reinsurance as shown in the IFRS financial statements	41,943	36,961

Notes
(a)   APE new business sales only include one tenth of single premiums, recorded on policies sold in the year. Gross premiums earned include 100 per cent of such premiums.
(b)   Other adjustments principally include amounts in respect of the following:
-  Gross premiums earned include premiums from existing in-force business as well as new business. The most significant amount is recorded in Asia, where a significant portion of regular premium business is written. Asia in-force premiums form the vast majority of the other adjustment amount;
-  APE includes new policies written in the year which are classified as investment contracts without discretionary participation features under IFRS 4, arising mainly in Jackson for guaranteed investment contracts and in M&G Prudential for certain unit-linked savings and similar contracts. These are excluded from gross premiums earned and recorded as deposits;
-  APE new business sales are annualised while gross premiums earned are recorded only when revenues are due; and
-  For the purpose of reporting APE new business sales, we include the Group's share of amounts sold by the Group's insurance joint ventures and associates. Under IFRS, joint ventures and associates are equity accounted and so no amounts are included within gross premiums earned.

F Calculation of return on embedded value
Return on embedded value is calculated as the EEV post-tax operating profit based on longer-term investment returns, as a percentage of opening EEV basis shareholders' funds.

	Note	2017	2016
Operating profit based on longer-term investment returns (£ million)	2	6,598	5,497
Opening EEV basis shareholders' funds (£ million)	9	38,968	31,886
Return on embedded value		17%	17%

G Calculation of EEV shareholders' funds per share
EEV shareholders' funds per share is calculated as closing EEV shareholders' funds divided by the number of issued shares at the balance sheet date. EEV shareholders' funds per share excluding goodwill attributable to shareholders is calculated in the same manner, except goodwill attributable to shareholders is deducted from closing EEV shareholders' funds.

	Note	31 Dec 2017	31 Dec 2016
Closing EEV shareholders' funds (£ million)	9	44,698	38,968
Less: Goodwill attributable to shareholders (£ million)	9	(1,458)	(1,475)
Closing EEV shareholders' funds excluding goodwill attributable to shareholders (£ million)		43,240	37,493
Number of issued shares at year end (millions)		2,587	2,581
Shareholders' funds per share (in pence)		1,728p	1,510p
Shareholders' funds per share excluding goodwill attributable to shareholders (in pence)		1,671p	1,453p

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 March 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Chief Financial Officer